Exhibit 99.2

Disclosure regarding tender offer from Item 8.01 to Form 8-K of
American Realty Capital Trust, Inc.

Tender Offer

On February 15, 2012, the Company also announced that it intends to offer to purchase an amount in value of its shares of common stock between $200.0 million and $250.0 million from its stockholders (the “Tender Offer”). The Company believes the Tender Offer augments the options available to stockholders in connection with the Listing. In accordance with the terms of the Tender Offer, the Company will select the lowest price, not greater than $11.00 nor less than $10.50 per share, that will allow the Company to purchase an amount in value of its shares of common stock as set forth in the tender offer documents (which will be between $200.0 million and $250.0 million), or a lower amount depending upon the number of shares of common stock properly tendered and not withdrawn. The Company intends to fund the Tender Offer with cash on hand and funds available under the RBS Facility. The Tender Offer is scheduled to commence on or about the Listing date and expire on the 20th business day thereafter (unless the Company determines to extend the offer). The commencement of Tender Offer is contingent upon an amendment to the RBS Facility. The tender offer will be subject to certain conditions, including funding under the RBS Facility (as amended).

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The full details of the modified “Dutch auction” Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the Tender Offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company with the SEC at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from the Company.